UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

PUBLICLY HELD COMPANY

CNPJ No. 07.689.002/0001-89

NIRE 35.300.325.761

On May 2, 2024, pursuant to CVM Resolution No. 81/2022 (“RCVM 81”), we published a call notice inviting the shareholders of EMBRAER S.A. (“Company”) located in Brazil to attend, on second call, the Extraordinary General Shareholders’ Meeting (“Meeting”) to be held on May 17, 2024.

In accordance with article 49, sole paragraph, of RCVM 81, we will consider valid for the second call the consolidated votes of our ADR holders received from our ADR Depositary Bank for the first call of our Extraordinary General Shareholders’ Meeting held on April 25, 2024.

São José dos Campos, May 8, 2024.

Antonio Carlos Garcia

Executive Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations